UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Gentium S.p.A.

(Name of Issuer)

Ordinary Shares, Par Value €1.00

(Title of Class of Securities)

37250B14

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐Rule 13d-l(b)
☐Rule 13d-l(c)
☒Rule 13d-l(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37250B14	SCHEDULE 13G	Page 2 of 8

1. Names of Reporting Persons: FinSirton S.p.A. I.R.S. Identification Nos. of above persons (entities only). Not applicable
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization: Italy

Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5. Sole Voting Power: 3,750,000 (See Item 4)
6. Shared Voting Power: 0 (See Item 4)
7. Sole Dispositive Power: 0 (See Item 4)
8. Shared Dispositive Power: 3,750,000 (See Item 4)
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 3,750,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11. Percent of Class Represented by Amount in Row (9): 39.0%
12. Type of Reporting Person (See Instructions): CO

CUSIP No. 37250B14	SCHEDULE 13G	Page 3 of 8

1. Names of Reporting Persons: Dr. Laura Ferro I.R.S. Identification Nos. of above persons (entities only). Not applicable
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization: Italy

Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5. Sole Voting Power: 0
6. Shared Voting Power: 3,750,000 (See Item 4)
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 3,750,000 (See Item 4)
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 3,750,000 (See Item 4)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11. Percent of Class Represented by Amount in Row (9): 39.0%
12. Type of Reporting Person (See Instructions): IN

CUSIP No. 37250B14	SCHEDULE 13G	Page 4 of 8

Item 1.
(a) Name of Issuer: Gentium S.p.A. (“Gentium”).
(b) Address of Issuer’s Principal Executive Offices: Piazza XX Settembre 2, 20079 Villa Guardia (Como), Italy.
Item 2.
(a) Name of Person Filing: This statement on Schedule 13G (this “Statement”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i) FinSirton S.p.A. (“FinSirton”), an Italian joint stock company, by virtue of its direct ownership of 3,750,000 ordinary shares of Gentium; and

(ii) Dr. Laura Ferro (“Dr. Ferro”), an Italian citizen, by virtue of her control over FinSirton (Dr. Ferro is also the chief executive officer, president and a director of Gentium);

who are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Statement as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that either of them is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person.

(b) Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of the Reporting Persons is Piazza XX Settembre 2, 20079 Villa Guardia (Como), Italy.
(c) Citizenship: The information set forth in Item 2(a) of this Statement is hereby incorporated herein by reference.
(d) Title of Class of Securities: Ordinary shares.
(e) CUSIP Number: 37250B14.

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) ☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);
(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);
(g) ☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);
(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐	Group, in accordance with §240.13d-l(b)(l)(ii)(J).
Not applicable.

CUSIP No. 37250B14	SCHEDULE 13G	Page 5 of 8

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: As of the date of this Statement, FinSirton owns 3,750,000 ordinary shares of Gentium. Dr. Ferro controls FinSirton and may be deemed to beneficially own the ordinary shares owned by FinSirton. Dr. Ferro disclaims such beneficial ownership.

FinSirton entered into a Share Purchase Agreement (the “Sigma Tau Agreement”) dated as of April 4, 2005 with Sigma Tau Finanziaria S.p.A. (“Sigma Tau”) whereby FinSirton agreed (i) to vote its ordinary shares in Gentium in favor of one person designated by Sigma Tau for election to Gentium’s board of directors and (ii) that if the price per share in a sale by Gentium’s shareholders of all of Gentium’s ordinary shares is less than $5.00 per share, FinSirton will transfer to Sigma Tau a number of FinSirton’s ordinary shares in Gentium equal to (x) $3.2 million divided by the product determined by multiplying (1) 0.8 by (2) the per share sale price less (y) 800,000 ordinary shares. Based upon a Schedule 13D filed by Paolo Cavazza, FinSirton believes that Sigma Tau beneficially owns an aggregate of 1,232,839 ordinary shares of Gentium, including 73,334 ordinary shares issuable upon exercise of warrants currently exercisable.

FinSirton entered into a Voting Agreement (the “Maxim/I-Bankers Agreement”) with Maxim Group LLC (“Maxim”) and I-Bankers Securities, Incorporated (“I-Bankers”) made as of June 21, 2005 whereby FinSirton agreed to vote its ordinary shares in Gentium in favor of one person designated by Maxim and I-Bankers for election to Gentium’s board of directors for a period ending on Gentium’s annual shareholders’ meeting in April 2006. FinSirton believes that Maxim beneficially owns a purchase option to purchase 75,600 American Depositary Shares (“ADSs”), each ADS representing one ordinary share of Gentium, and that various affiliates of I-Bankers beneficially own purchase options to purchase an aggregate of 75,600 ADSs, none of which purchase options are currently exercisable or exercisable within sixty days of the date of this Statement.

FinSirton entered into a Voting Agreement (the “Biomedical Agreement”) dated as of October 14, 2005 with, among other parties, Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd. (collectively, “Biomedical”), whereby FinSirton agreed to vote its ordinary shares in Gentium in favor of one person designated by Biomedical for election to Gentium’s board of directors for so long as Biomedical owns at least 5% of Gentium’s outstanding ordinary shares and ADSs. Based on a Schedule 13D filed by Dr. Jeffrey Jay, FinSirton believes that Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd. each beneficially owns 531,915 ADSs and warrants to purchase 212,766 ADSs, which warrants are not currently exercisable or exercisable within sixty days of the date of this Statement.

FinSirton may be deemed to have formed a group with and beneficially own the ordinary shares of Gentium owned by each of (i) Sigma Tau pursuant to the Sigma Tau Agreement, (ii) Maxim and I-Bankers pursuant to the Maxim/I-Bankers Agreement and (ii) Biomedical pursuant to the Biomedical Agreement. In such case, the Reporting Persons would each beneficially own an aggregate of 6,046,669 ordinary shares of Gentium. Each of the Reporting Persons hereby disclaims the existence of such groups and such beneficial ownership.

(b) Percent of class: 39.0%. If FinSirton were deemed to have formed a group with Sigma Tau, Maxim, I-Bankers and Biomedical, the Reporting Persons would beneficially own an aggregate of 62.4% of the outstanding shares of Gentium. Each of the Reporting Persons hereby disclaims such beneficial ownership.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: FinSirton has sole power to vote or direct the vote of the 3,750,000 ordinary shares that it owns, except that, if FinSirton were deemed to have formed a group with Sigma Tau, Maxim, I-Bankers and Biomedical, FinSirton may be deemed to share voting power with such entities. FinSirton disclaims sharing such voting power.

(ii) Shared power to vote or to direct the vote: If FinSirton were deemed to have formed a group with Sigma Tau, Maxim, I-Bankers and Biomedical, FinSirton may be deemed to share voting power with such entities. FinSirton disclaims sharing such voting power. Dr. Ferro may be deemed to share with FinSirton the power to vote or direct the vote of the 3,750,000 ordinary shares that FinSirton owns.

CUSIP No. 37250B14	SCHEDULE 13G	Page 6 of 8

(iii) Sole power to dispose or to direct the disposition of: FinSirton has sole power to dispose or to direct the disposition of the 3,750,000 shares that it owns, except that, if FinSirton were deemed to have formed a group with Sigma Tau pursuant to the Sigma Tau Agreement, FinSirton may be deemed to share dispositive power with Sigma Tau. FinSirton disclaims sharing such dispositive power.

(iv) Shared power to dispose or to direct the disposition of: If FinSirton were deemed to have formed a group with FinSirton pursuant to the Sigma Tau Agreement, FinSirton may be deemed to share dispositive power with Sigma Tau. FinSirton disclaims sharing such dispositive power. Dr. Ferro may be deemed to share with FinSirton the power to vote or direct the vote of the 3,750,000 ordinary shares that FinSirton owns.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

CUSIP No. 37250B14	SCHEDULE 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006
FINSIRTON S.P.A

By:	/s/ Dr. Laura Ferro
Name: Dr. Laura Ferro
Title: President

/s/ Dr. Laura Ferro
Dr. Laura Ferro

CUSIP No. 37250B14	SCHEDULE 13G	Page 8 of 8

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, €1.00 par value, of Gentium S.p.A. and that this Joint Filing Agreement be included as an exhibit to such statement. This Joint Filing Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 14, 2006.

FINSIRTON S.P.A.

By:	/s/ Dr. Laura Ferro
Name: Dr. Laura Ferro
Title: President

/s/ Dr. Laura Ferro
DR. LAURA FERRO